Exhibit 99.2

Brian Sozzi, Yahoo Finance:

Our next guest isn't playing games. Activist shop Alta Fox's toymaker Hasbro is, quote, "empire building without financial discipline." The firm has put forth a slate of five potential new Board members to Hasbro and is pushing for a sale of the Company's "Wizards of the Coast" digital property. Let's dive right in here with Alta Fox managing partner, Connor Haley. Connor, good to see you this morning. Very detailed 100-page slide deck from you on why this is the right move that Hasbro should sell off this division here. Make your case.

Connor Haley, Alta Fox:

First, thanks for having me on. You know, Hasbro-- first, we love to play games. You know, we're consumers of "Magic: The Gathering." I've played for over two decades. Other people at my firm play. We love all of Hasbro's properties. And the Company has tremendous potential. Unfortunately, the Company has also underperformed the S&P 500 by nearly 100% over the last five years.

Look, this is a pivotal moment in Hasbro's history. Most investors still perceive and value the Company as a legacy toy business, but this is really, deeply flawed. The vast majority of the Company's value is in their Wizards of the Coast segment, which is the fastest growing, highest margin, and ultimately, most valuable segment within the Company. Investors are not giving the Company enough credit due to poor disclosure and poor capital allocation. We believe a spin-off of this unit would create tremendous upside. We believe over 100% over the next few years.

Brian Sozzi, Yahoo Finance:

Connor, I've talked to a lot of good folks in the toy industry over the past 12 hours or so since the campaign was launched. And they all collectively say that the Board members that you put forth, five of them, are not qualified to be on Hasbro's Board. They really have no toy experience. Someone I spoke to highlighted that one of the names is someone who has spent a lot of time in the insurance industry, working for AIG. What do you say to that criticism?

Connor Haley, Alta Fox:

I think that's a Hasbro PR slant and could not be more wrong. If you look at our nominees, first of all, we interviewed over 100 people to find five amazing candidates. And I believe we have a world class slate. I'll give you just a couple of examples of our amazing candidates. First of all, Matthew Calkins, he's the CEO and founder of multibillion dollar company, Appian. He has tremendous digital experience. He also is an award-winning game creator, having created multiple games. Has participated in the World Board Gaming Championship successfully several times.

You have somebody like Jon Finkel. He's widely considered the greatest Magic, The Gathering player of all time and also has a very sharp quantitative mind, being in the finance industry. You know, who better to repair the severed goodwill over the last several years with the Magic, The Gathering community, which is the largest segment within their most valuable business segment, Wizards of the Coast, than Jon Finkel?

We've got someone like Marcelo Fischer, who is the CFO of IDT, who has done a tremendous job of capital allocation and is a true spin-off expert, having overseen over five spin-offs in the last decade. We've got Rani Hublou, ex-McKinsey, deep strategy experience, also a marketing mind. We've got Carolyn Johnson, no nonsense, excellent in corporate governance, has led multiple value creation at several different companies.

We have a world class slate. To say that they don't have board game experience-- clearly flawed. To say they don't have Wizards of the Coast experience-- clearly flawed. To say that they haven't created value-- clearly flawed. We have an excellent board of directors nominees. And I also believe that, you know, look, they have plenty of consumer experience on the existing board. They don't have "Wizards of the Coast" experience. That's the most valuable business segment. We need incremental board members there with a refreshed perspective, given the underperformance over the last five years.

Julie Hyman, Yahoo Finance:

Connor, it's Julie here. So, there's unlocking value at a division without potentially spinning it off as well. And I ask this question because looking at a D&D business, looking at a Magic: The Gathering business, like many toys and games, this stuff tends to be cyclical, right? It waxes and wanes in popularity. And I say this as amazingly as a nerd. I don't know how I haven't played Dungeons & Dragons, but my kids certainly play Magic: The Gathering. And so, doesn't it being part of a larger organization help hedge against some of those trend changes when they do happen?

Connor Haley, Alta Fox:

You know, it's a fair question, but I would disagree. You know, Magic: The Gathering and Dungeons & Dragons, they've been around for roughly 30 and 50 years, respectively. They've seen many different economic environments. They've seen many competitors come and go. But the reality is this business segment, as a whole, has grown at a double-digit revenue pattern for the last decade. And that's increased over the last three years. In the last year alone,Wizards of the Coast grew revenues 42% year over year with roughly 47% EBITDA margin. This is an incredible level of profitability and consistent growth.

Ultimately, what Hasbro has done with this asset is they've distracted them from investing in their core franchises. They've tasked them, for example, with creating a G.I. Joe AAA video game. They've tasked them with creating a Transformers card game. They've tasked them with doing these various things that have not created value that we believe will not create value. And ultimately, it's distracted them from their core players.

And the players are frustrated by it. We've received an overwhelming number of support from players, giving us ideas, saying this is the first time they've really felt their voice heard. Our nominees can really be part of positive difference here. And I think by separating "Wizards of the Coast," you can have a much more focused Company with improved capital allocation and a better valuation.

Brian Sozzi, Yahoo Finance:

So Connor, where do talks stand with the Company right now?

Connor Haley, Alta Fox:

You know, look, we've attempted to collaborate with the Company for several months leading up to this nomination. It's no coincidence we nominated right before the Company deadline. We were hoping that we could still collaborate with them. And to be clear, we remain open to collaboration with the Company.

But we need to first start by facing the facts. Hasbro has underperformed the S&P 500 by nearly 100% over the last five years. They are also losing significant market share to Mattel within their core consumer business. And this has accelerated over the last three years. Things are not going well, but there's tremendous opportunity. That is a case for change.

And I think the existing board needs to face the reality of the underperformance and say, what can we do to improve this? We want to support Chris Cocks, the new CEO. That's a very important message. But he has a big task ahead of him. And he needs really qualified directors that better reflect the business mix of Hasbro, which includes "Wizards of the Coast" today, to help him take the Company to the next level.

Brian Sozzi, Yahoo Finance:

Connor, I appreciate your passion, and clearly, you have done your work. But let's take a step back here. Have you-- how much consideration have you put into the fact that, look, one of the most respected toy executives in the industry in Brian Goldner, he just unexpectedly died. Chris Cocks, he doesn't start as a new CEO until next week. Have you considered-- put consideration behind why you launch this attack now?

Connor Haley, Alta Fox:

Well, first of all, this is not an attack on any individual. It's obviously extremely tragic, what happened to Brian Goldner. And this is not an attack on Chris Cocks either. This is really about improving corporate governance and making sure that there is alignment between management, board, and shareholders. That has not been the case. Over the last five years, the management and board have extracted more than $180 million in compensation, while the stock has underperformed the S&P 500 by nearly 100%. OK? That is not good corporate governance.

We want to improve corporate governance. We want to align shareholders with the entire ecosystem. And ultimately, we want to support Chris Cocks with highly qualified nominees. If we have the exact same strategy and the exact same board with the first-time CEO tasked with running three completely different businesses, that is a recipe for failure.

And we think Chris Cocks is very qualified. We think he has a tremendous opportunity ahead of him. And we think our nominees can help him be successful. And we hope the Company does the right thing for shareholders by trying to collaborate with us and finding the right path forward for this Company. Because the current path over the last 10 years, it just hasn't worked, and that's just-- those are the facts. It's math, it's not an opinion.

Julie Hyman, Yahoo Finance:

Connor, we're always curious when we talk to activists to find out at what point do you sort of take it to this level, so to speak? In other words, you talk about wanting to help Chris Cocks. Have you had dialogues with the Company? Have they entertained some of these ideas that you have in order to change?

Connor Haley, Alta Fox:

We've had a lot of dialogue with the Company, their senior management and the board level. They haven't allowed us to talk to Chris Cocks, despite several attempts. I think they've shielded him from us, which is unfortunate. And we're an open line. Chris Cocks can call me any time. I think, frankly, we have a lot more in common. We're both Harvard guys who are strategy nerds, who love board games and strategy games, in general. I think we're actually a lot more line than he probably thinks.

But, you know, look, we tried to collaborate with them. But I think the biggest issue to date is I think the board has not acknowledged that the Company has underperformed. If you read their press releases, you listen to their conference calls, they are very self-congratulatory. They love to tout how well the brand blueprint strategy is going. They love to tout continuing strong shareholder returns. The reality is they're guiding for low single digit growth in overall next year in terms of revenue and flat adjusted EBITDA.

These are very disappointing metrics. And they significantly lag rival Mattel. And this is despite the fact that they have an amazing "Wizards of the Coast" business, which is deeply undervalued inside of Hasbro. So this is a very pivotal time in Hasbro's history. Our nominees are extremely well qualified to help take it to the next level. We're an open line. If the board wants to collaborate with us, we're very open to that. However, we cannot stand idly by if the Company decides to continue the exact same strategy with the same leadership and expect different results.

Brian Sozzi, Yahoo Finance:

You know, Connor, if I've learned anything from covering these activist campaigns, there's always different layers to it. And in many respects, I would say you've just fired the first shot at the Company. So you have a 2 and 1/2% stake in Hasbro. Are you inclined to raise that stake even more? What's your next move here?

Connor Haley, Alta Fox:

We're already a top 10 shareholder of Hasbro. I'd point out we own many multiples of the cumulative ownership stake of the current board, none of whom has bought stock in the open market in the last decade. So we think we're significantly already more aligned with shareholders. I would also point out a majority of our nominees have bought stock in the open market in the last month, which contrasts significantly with the existing board of directors.

So, look, we're very focused on driving shareholder value here. The initial reception, both from the player community, as well as shareholders, has been very positive. There's tremendous opportunity at Hasbro. We're not a scorched-earth activist. We're not trying to embarrass anyone. We're not trying to make it about any one individual. We're trying to drive positive value here, both for shareholders and all constituents.

As a player who deeply respects the Magic: The Gathering community and many of their other brands, it's upsetting to see, for example, Hasbro cutting the prize pool, right, for the most important Magic: The Gathering tournament of the year last year from a million dollars to $250,000, trying to save a de minimis $750,000. They ultimately restored the prize pool back to a million after significant backlash.

But look, the damage had already been done in terms of goodwill with their customers. These are the types of short-term moves that a large conglomerate makes. But it ultimately has long-term ramifications. Our nominees can come in and help improve the goodwill with the community, which is ultimately important to the long-term success of Hasbro.

Brian Sozzi, Yahoo Finance:

All right, let's leave it here for now. Alta Fox managing partner Connor Haley, we'll stay in touch with you. I'm sure this is just the first thing to come here in this situation.